SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )

MediaAlpha, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450V104
(CUSIP Number)

Ambrose Wang

Wang Family Investments LLC
700 South Flower Street, Suite 640
Los Angeles, California 90017
(213) 316-6256
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS
Ambrose Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,854,044**

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,854,044**

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,854,044**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**
Represents (i) 23,524 shares of Class A Common Stock (as defined below) directly owned by Ambrose Wang, (ii) 2,815,206 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock) and (iii) 15,314 shares of Class A Common Stock issuable upon settlement of outstanding restricted stock units that vest within 60 days. Determination of the percentage beneficial ownership of the Reporting Person is based on 38,623,954 shares of Class A Common Stock reported to be outstanding as of April 30, 2021, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2021.

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS
Wang Family Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,815,206**

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,815,206**

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,815,206**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**
Represents 2,815,206 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 38,623,954 shares of Class A Common Stock reported to be outstanding as of April 30, 2021 as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the SEC on May 14, 2021

.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of MediaAlpha, Inc., a Delaware corporation (“MediaAlpha”). MediaAlpha’s principal executive offices are located at 700 South Flower Street, Suite 640, Los Angeles, CA, 90017.

Item 2.	Identity and Background.

(a)          This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”): Ambrose Wang and Wang Family Investments LLC, a Washington limited liability company (“Wang Family Investments”). Mr. Wang is the managing member of Wang Family Investments, which is owned by trusts established for the benefit of Mr. Wang and his immediate family members.

(b)          The business address of Mr. Wang is 700 South Flower Street, Suite 640, Los Angeles, CA, 90017. The business address of Wang Family Investments is 9400 Hilltop Road Bellevue, WA, 98004.

(c)          The present principal occupation of Mr. Wang is serving as Co-Founder of MediaAlpha. The principal business of MediaAlpha is providing digital online customer acquisition solutions to the insurance industry. The principal business of Wang Family Investments is acquiring and holding securities for investment purposes.

(d)          During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Ambrose Wang is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In March 2011, Mr. Wang purchased membership units in a predecessor entity of MediaAlpha in exchange for $8,571 paid in cash, which units were subsequently converted into 3,242,448 Class B-1 units of QL Holdings LLC (the “Founders Units”).

Mr. Wang and his spouse subsequently contributed the Founders Units and the Restricted Units through trusts formed by them, to Wang Family Investments. In connection with a reorganization effected at the time of MediaAlpha’s initial public offering of shares of Class A Common Stock on October 27, 2020 (the “IPO”), Wang Family Investments was issued 3,242,448 shares of Class B Common Stock of MediaAlpha in exchange for $1,080 in cash.

Wang Family Investments subsequently exchanged a total of 427,242 Class B-1 units of QL Holdings LLC and 427,242 shares of Class B Common Stock of MediaAlpha for shares of Class A Common Stock and sold such shares in the IPO and a registered follow-on offering.

In addition, on October 30, 2020, Mr. Wang received a grant of 183,777 restricted stock units under MediaAlpha's Omnibus Incentive Plan. The restricted stock units will vest quarterly over the first three years following the date of grant, subject to continued employment with MediaAlpha through each vesting date. Each restricted stock unit represents a contingent right to receive one share of Class A Common Stock.

Item 4.	Purpose of Transaction.

Wang Family Investments is a party to an exchange agreement (the “Exchange Agreement”), dated October 27, 2020, pursuant to which (and subject to the terms thereof) holders of Class B-1 units of QL Holdings LLC (“Class B-1 units”), from time to time, may exchange one Class B-1 unit, together with the corresponding share of Class B Common Stock of MediaAlpha (“Class B Common Stock”), for one share of Class A Common Stock (or, at the election of MediaAlpha, cash of an equivalent value). As of June 16, 2021, Wang Family Investments held 2,815,206 Class B-1 units and 2,815,206 shares of Class B Common Stock.  As of result of the Lock-Up Expiration, pursuant to the Exchange Agreement, Wang Family Investments has the right to acquire 2,815,206 shares of Class A Common Stock by exchanging such Class B-1 units and Class B Common Stock for Class A Common Stock on a one-for-one basis.

No Reporting Person currently has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Persons may be deemed to beneficially own in the aggregate 2,854,044 shares of Class A Common Stock, representing approximately 6.9% of MediaAlpha’s outstanding shares of Class A Common Stock. The percentages of beneficial ownership in this Statement are based on 38,623,954 shares of Class A Common Stock reported to be outstanding as of March 31, 2021 as disclosed in MediaAlpha’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the SEC on May 14, 2021.

(b)          Ambrose Wang beneficially owns and has sole voting and dispositive power over 2,854,044 shares of Class A Common Stock, comprised of (i) 23,524 shares of Class A Common Stock directly owned by Mr. Wang, (ii) 2,815,206 shares of Class B Common Stock owned by Wang Family Investments (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock) and (iii) 15,314 shares of Class A Common Stock issuable to Mr. Wang upon settlement of outstanding restricted stock units that vest within 60 days of the date of this Statement.

By virtue of his position as Manager of Wang Family Investments, Mr. Wang may be deemed to have sole power to vote and dispose of the shares of Class A Common Stock reported owned by Wang Family Investments.

(c)          On April 30, 2021, Mr. Wang acquired 15,315 shares of Class A Common Stock upon the vesting of restricted stock units.  On May 18, 2021, Mr. Wang sold 7,105 shares of Class A Common Stock at a weighted average price per share of $38.3224.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On October 27, 2020, MediaAlpha closed its IPO. In connection with the IPO, the Reporting Persons agreed that, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives for the several underwriters, the Reporting Persons would not, subject to limited exceptions, during the period ending 180 days after October 28, 2020:

●
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned by them or any other securities so owned that are convertible into or exercisable or exchangeable for shares of our common stock;

●	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock,

whether any such transaction described above was to be settled by delivery of common stock or such other securities, in cash or otherwise.

On March 23, 2021, MediaAlpha closed a secondary offering (the “Secondary Offering”) of its shares of Class A Common Stock. In connection with the Secondary Offering, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters in the IPO, agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 8,050,000 shares to be sold in the Secondary Offering (including the underwriters’ option to purchase additional shares). Additionally, in connection with the Secondary Offering, the Reporting Persons agreed to substantially similar lock-up restrictions as the IPO during the period ending 90 days after March 18, 2021 (the “Lock-Up Expiration”).

Wang Family Investments is a party to the Exchange Agreement, pursuant to which (and subject to the terms thereof) holders of Class B-1 units, from time to time, may exchange one Class B-1 unit, together with the corresponding share of Class B Common Stock, for one share of Class A Common Stock (or, at the election of MediaAlpha, cash of an equivalent value). The amount of Class A Common Stock issued or conveyed is subject to equitable adjustments for stock splits, stock dividends, reclassifications, and other similar transactions. The Exchange Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Wang and Wang Family Investments are party to a registration rights agreement (the “Registration Rights Agreement”), dated October 27, 2020, pursuant to which (and subject to the terms thereof) Mr. Wang and Wang Family Investments are provided with certain registration rights. An aggregate of 46,468,979 shares of Class A Common Stock, including shares reserved for potential exchanges of Class B-1 units, are entitled to these registration rights. The Registration Rights Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. Wang and Wang Family Investments are party to a stockholders’ agreement (the “Stockholders’ Agreement”), dated October 27, 2020, containing provisions related to the composition of the Board of Directors of MediaAlpha (the “Board”), the committees of the Board and MediaAlpha’s corporate governance. Pursuant to the Stockholders’ Agreement (and subject to the terms thereof), Mr. Wang and Wang Family Investments, together with other parties to the Stockholders’ Agreement, are entitled to nominate a majority of the members of the Board. Further, Mr. Wang, Wang Family Investments and the other parties to the Stockholders’ Agreement agreed in the Stockholders’ Agreement to vote for each other’s Board nominees. As of the date of this Statement, 17,747,445 shares of Class A Common Stock and 19,483,836 shares of Class B Common Stock are held by parties to the Stockholders Agreement that have agreed to vote in favor of each other’s designations to the Board. The parties have also agreed to coordinate any sale of their respective shares following the Lock-Up Expiration through and until the one-year anniversary of the closing of the IPO (October 30, 2021). The Stockholders’ Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Exchange Agreement, dated October 27, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-39671) filed with the SEC on November 2, 2020).
99.2	Registration Rights Agreement, dated October 27, 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-39671) filed with the SEC on November 2, 2020).
99.3	Stockholders’ Agreement, dated October 27, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-39671) filed with the SEC on November 2, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 25, 2021

By:	/s/ Ambrose Wang
	Name:	Ambrose Wang

Wang Family Investments LLC

By:	/s/ Ambrose Wang
	Name:	Ambrose Wang
	Title:	Manager